EXHIBIT 8

Identity of Executive Officers and Director of Westar Industries, Inc.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Westar Industries, Inc. (“Westar Industries”) is set forth below. Each of the directors and officers is a citizen of the United States. The business address of each director and officer is Westar Industries, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with Westar Industries.

Name	Title	Principal Occupation Or Employment

Executive Officers

James S. Haines, Jr.	President and Chief Executive Officer	President and Chief Executive Officer of Westar Energy, Inc.

Mark A. Ruelle	Vice President	Executive Vice President and Chief Financial Officer Westar Energy, Inc

Greg A. Greenwood	Treasurer	Treasurer of Westar Energy, Inc

Larry D. Irick	Secretary	Vice President, General Counsel and Corporate Secretary of Westar Energy, Inc Directors

James S. Haines, Jr.	Director	President and Chief Executive Officer of Westar Energy, Inc.

Mark A. Ruelle	Director	Executive Vice President and Chief Financial Officer Westar Energy, Inc.

Larry D. Irick	Director	Vice President, General Counsel and Corporate Secretary of Westar Energy, Inc.